February 14, 2019

Niu Yen-Yen
Chief Executive Officer
MU Global Holding Ltd
4/F, No. 30, Nanjing West Road
Datong District
Taipei City, 103 Taiwan, R.O.C.

       Re: MU Global Holding Ltd.
           Registration Statement on Form S-1
           Filed on December 17, 2018
           File no. 333-228847

Dear Ms. Yen-Yen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 17, 2018

Prospectus Summary , page 1

1. We note that you have nominal operations and assets. It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of 144(i) in your filing.
The Offering, page 3

2. We note your statement at the asterisk on page 3 that you will "notify investors by filing an information statement" of any extension to the offering. An extension of the offering appears to be an event sufficiently material as to warrant filing a post-effective
 Niu Yen-Yen
FirstName LastNameNiu Yen-Yen
MU Global Holding Ltd
Comapany NameMU Global Holding Ltd
February 14, 2019
February 14, 2019 Page 2
Page 2
FirstName LastName
         amendment to your registration statement. Please revise to so indicate.
Risk Factors, page 5

3. Please revise to include risk factor disclosure addressing your auditor's going-concern opinion, as referenced in the report of your independent registered accounting firm at page
         F-2.
We derive most of our revenue from China, which may be subject to the country risks in China., page 8

4. Please revise your risk factor to identify and address in a more specific manner the several risks posed to the company based on its expectation of deriving the majority of its revenues from China. We would not object if you choose to present these risks in bullet format under your current risk factor heading.
Industry Overview, page 17

5. We note that you cite to industry research for information and statistics regarding the industry you intend to operate within. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to the industry report provided by the Global Wellness
         Institute at page 17, and figures cited to The Statistia, at page 18. Financial Statements
Note 13 - Subsequent Events, page F-13

6. Please expand the disclosure to include the receipt of proceeds from the $800,000 subscription receivable noted on page 16.
Exhibit 5.1, Legal Opinion, page II-1

7. We note that the company is incorporated under the laws of the State of Nevada, but the opinion speaks to Delaware law. Please advise, or revise.
General

8. Please update the financial statements and other financial information in the filing to include the interim period ended October 31, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Niu Yen-Yen
MU Global Holding Ltd
February 14, 2019
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



FirstName LastNameNiu Yen-Yen                               Sincerely,
Comapany NameMU Global Holding Ltd
                                                            Division of
Corporation Finance
February 14, 2019 Page 3                                    Office of
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